Term Sheet To underlying supplement No. 1 dated October 1, 2012 product supplement AF dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 1655AF Registration Statement No. 333-184193 Dated November 27, 2012; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Return Enhanced Notes Linked to the S&P 500® Index due December 18, 2013
General
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The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of the S&P 500® Index (the “Underlying”) up to a Maximum Return on the notes of 18.40*%.  However, if the Final Level is less than the Initial Level, you will lose 1.00% of the Face Amount of your notes for every 1.00% that the Final Level is less than the Initial Level. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Final Level is less than the Initial Level. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing December 18, 2013†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about November 30, 2012 (the “Trade Date”) and are expected to settle on or about December 5, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	The S&P 500® Index (Ticker: SPX)
Upside Leverage Factor:	2
Maximum Return:	18.40%*
Payment at Maturity:
•  If the Final Level is greater than the Initial Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the Underlying Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 + [$1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) the Maximum Return]
• If the Final Level is equal to the Initial Level, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of notes.

•  If the Final Level is less than the Initial Level, you will lose 1.00% of the Face Amount of your notes for every 1.00% that the Final Level is less than the Initial Level, and you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Underlying Return)
If the Underlying Return is negative, you will lose some or all of your investment at maturity. Any Payment at Maturity is subject to the credit of the Issuer.
Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
The Underlying Return may be positive, zero or negative.
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Averaging Dates
Averaging Dates†:	December 9, 2013, December 10, 2013, December 11, 2013, December 12, 2013 and December 13, 2013 (the final Averaging Date)
Maturity Date†:	December 18, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RAH6/US25152RAH66
*	The actual Maximum Return on the notes will be set on the Trade Date and will not be less than 18.40%.
†	Subject to postponement as described in the accompanying product supplement under “Description of Securities – Adjustments to Valuation Dates and Payment Dates.”
Investing in the Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent
November 27, 2012

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the underlying supplement No. 1 dated October 1, 2012, product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Underlying?

The following table and graph illustrate the hypothetical return at maturity on the notes.  The hypothetical returns set forth below assume an Initial Level of 1,400.00, an Upside Leverage Factor of 2 and a Maximum Return on the notes of 18.40%.  The actual Initial Level and Maximum Return will be set on the Trade Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Underlying Return, determined using the closing levels of the Underlying on the specified Averaging Dates.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Underlying Return	Hypothetical Return on Notes (%)	Payment at Maturity ($)
2,800.00	100.00%	18.40%	$1,184.00
2,660.00	90.00%	18.40%	$1,184.00
2,520.00	80.00%	18.40%	$1,184.00
2,380.00	70.00%	18.40%	$1,184.00
2,240.00	60.00%	18.40%	$1,184.00
2,100.00	50.00%	18.40%	$1,184.00
1,960.00	40.00%	18.40%	$1,184.00
1,820.00	30.00%	18.40%	$1,184.00
1,680.00	20.00%	18.40%	$1,184.00
1,540.00	10.00%	18.40%	$1,184.00
1,528.80	9.20%	18.40%	$1,184.00
1,470.00	5.00%	10.00%	$1,100.00
1,435.00	2.50%	5.00%	$1,050.00
1,414.00	1.00%	2.00%	$1,020.00
1,400.00	0.00%	0.00%	$1,000.00
1,330.00	-5.00%	-5.00%	$950.00
1,260.00	-10.00%	-10.00%	$900.00
1,120.00	-20.00%	-20.00%	$800.00
980.00	-30.00%	-30.00%	$700.00
840.00	-40.00%	-40.00%	$600.00
700.00	-50.00%	-50.00%	$500.00
560.00	-60.00%	-60.00%	$400.00
420.00	-70.00%	-70.00%	$300.00
280.00	-80.00%	-80.00%	$200.00
140.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table and graph above are calculated.

Example 1: The level of the Underlying increases 20.00% from the Initial Level of 1,400.00 to a Final Level of 1,680.00.  Because the Final Level of 1,680.00 is greater than the Initial Level of 1,400.00 and the Underlying Return of 20.00% multiplied by 2 exceeds the hypothetical Maximum Return of 18.40%, the investor receives a Payment at Maturity of $1,184.00 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 2: The level of the Underlying increases 2.50% from the Initial Level of 1,400.00 to a Final Level of 1,435.00.  Because the Final Level of 1,435.00 is greater than the Initial Level of 1,400.00 and the Underlying Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Return of 18.40%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050.00

Example 3: The Initial Level and Final Level are both 1,400.00.  Because the Final Level is equal to the Initial Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The level of the Underlying decreases 40.00% from the Initial Level of 1,400.00 to a Final Level of 840.00.  Because the Final Level of 840.00 is less than the Initial Level of 1,400.00, the Underlying Return is negative and the investor will receive a Payment at Maturity of $600.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -40.00%) = $600.00

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL; FULL DOWNSIDE EXPOSURE – The notes provide the opportunity to enhance returns by multiplying a positive Underlying Return by the Upside Leverage Factor of 2, up to the Maximum Return on the notes of 18.40%, resulting in a maximum Payment at Maturity of $1,184.00 for every $1,000 Face Amount of notes.  The actual Maximum Return on the notes will be set on the Trade Date and will not be less than 18.40%.  However, if the Final Level is less than the Initial Level, you will lose 1.00% of the Face Amount of your notes for every 1.00% that the Final Level is less than the Initial Level. Accordingly, you will lose some or all of your investment at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the notes, which may be positive, zero or negative, is linked as described herein to the performance of the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. On July 2, 2012, the McGraw-Hill Companies and CME Group announced the launch of S&P Dow Jones Indices, a joint venture that combines S&P Indices and Dow Jones Indices. Under the terms of the joint venture, the S&P 500® Index is calculated, maintained and published by S&P Dow Jones Indices LLC, a subsidiary of the McGraw-Hill Companies. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt.  If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity), and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year.  The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.”  The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying.  In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative.  Your investment will be fully exposed to any decline in the level of the Underlying, as measured from the Initial Level to the  Final Level.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Final Level is greater than the Initial Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the Underlying, which may be significant.  We refer to this percentage as the Maximum Return, which will be set on the Trade Date and will not be less than 18.40%. Accordingly, the maximum Payment at Maturity is expected to be $1,184.00 for every $1,000 Face Amount of notes.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Underlying would have.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

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IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying. Changes in the level of the Underlying may not result in a comparable change in the value of your notes.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the notes;

•	the dividend rate on the common stocks comprising the Underlying;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice.

Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, the Final Level, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected.  In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or the Averaging Dates could adversely affect the level of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily closing level of the Underlying from November 23, 2007 through November 23, 2012. The closing level of the Underlying on November 23, 2012 was 1,409.15.  We obtained the closing level of the Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any of the Averaging Dates.  We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.